November 4, 2015

VIA EDGAR

CONFIDENTIAL

Kevin W. Vaughn, Accounting Branch Chief

Lory Empie, Staff Accountant

Office of International Corporate Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Noah Holdings Limited

Form 20-F for Fiscal Year Ended December 31, 2014

Filed April 24, 2015

Response dated September 15, 2015

File No. 001-34936

Dear Messrs. Vaughn and Empie:

Noah Holdings Limited (the “Company”) thanks the staff of the Securities and Exchange Commission (the “Staff”) for its review of and comments on the Company’s annual report on Form 20-F filed on April 24, 2015 (the “2014 Annual Report”) and its comments in its response letter dated October 22, 2015.

The Company confirms that it is responsible for the adequacy and accuracy of the disclosures in its filings. Furthermore, the Company (i) acknowledges that neither (a) the Staff comments nor (b) changes in disclosure in response to Staff comments foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings and (ii) further acknowledges that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company’s responses to the Staff’s comments are set forth below. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Staff’s comment letter, which have been retyped herein in bold for your ease of reference, and the page numbers referenced by the Company’s responses relate to the marked version of the 2014 Annual Report. Capitalized terms not otherwise defined in this letter have the same meanings assigned to them in the 2014 Annual Report.

November 4, 2015

Form 20-F for the Fiscal Year Ended December 31, 2014

Item 4. Information On the Company, page 45

Our Services, page 48

Internet Finance, page 49

1.	We note your response to comment one of our letter dated August 20, 2015 regarding your recently created Internet Finance segment. Please revise your future filings to address the following to more clearly identify the nature of the services provided and revenue streams earned.

•	Revise your future disclosure to more clearly identify the type of services provided as part of your online private banking services as well as a description of the fee structures for such services. Clearly identify the difference in services provided via this online private banking venue versus the services you provide to customers through your offices, and explain how the fee structure is different.

The services offered through the Company’s online platform are similar to some of the services offered in person at the Company’s offices, but the online services and products target white-collar professionals, rather than high net worth individuals, and do not involve personal relationship managers. The majority of the services and products transacted in 2014 were fixed income products. In 2015, the Company started to facilitate transactions of secondary market products and mutual fund products on the platform. Since the online platform is relatively new, it continues to evolve and expand its product offering, and generally aims to include more standardized products. Platform service fees are charged from individual customers for each transaction facilitated by the online platform based on the amount transacted.

The Company will revise its disclosure on page 52 of future Form 20-F filings to include the statement:

The services offered through our online platform are similar to some of the services offered in person at our offices, but the online services and products target white-collar professionals, rather than high net worth individuals, and do not involve personal relationship managers. The majority of the services and products transacted in 2014 were fixed income products. In 2015, we started to facilitate transactions of secondary market products and mutual fund products on the platform. Since the online platform is relatively new, it continues to evolve and expand its product offering, and generally aims to include more standardized products. We receive platform service fees from individual customers for each transaction facilitated by the online platform based on the amount transacted.

November 4, 2015

•	Revise to clearly identify the nature of the online payment and related services you are facilitating. Identify the types of payments made and the fee structure for these services. Consider quantifying the volume of payments facilitated under this business line, and discuss the trends experienced here.

The Company’s online payment entity, Shanghai Noah Jintong Data Services Co., Ltd. does not currently provide direct online payment services as an independent service. It provides information processing services by transferring payment information to licensed third-party online payment platforms and charges the customers fixed transaction fees based on the number of transactions it processes. The Company recognizes the transaction fees as revenue. The revenue generated for such services has been immaterial historically and is not expected to be material for the foreseeable future.

The Company will revise its disclosure on pages 18, 49, 51 and 74 of future Form 20-F filings to clarify that “online payment and product information systems” are primarily facilitating online payment services by transferring customer data to licensed third-party online payment platforms.

Asset management Products, page 52

2.	We note from your response to prior comment two that your future disclosure will include a roll-forward of assets under management (AUM) on a historical cost basis not showing effects of market appreciation/depreciation. Please respond to the following items:

•	Tell us and revise to more clearly disclose in future filings whether your asset management fee (that is calculated as a percentage of AUM) is also based on historical cost basis, or whether the fee considers market appreciation/depreciation. Reconcile your prior response that AUM is based on historical cost with your disclosure on page 1 of your Form 20-F that AUM “refers to the total market value of the assets (you) manage, for which (you) are entitled to receive fees, performance-based income or general partner capital.”

The Company’s asset management fee is calculated on a historical cost basis (i.e., the amount of capital contributions made by the investors). The Company will add notations regarding the calculation basis of its asset management fee as appropriate in future filings. Additionally, the Company will revise its disclosure on page 1 of future Form 20-F filings the definition of “assets under management” or “AUM” as follows:

“assets under management” or “AUM” refers to the amount of capital contributions made by investors to the funds we manage without adjustment for any gain or loss from investment, for which we are entitled to receive fees, performance-based income or general partner capital;

November 4, 2015

•	Provide a notation either narratively or through a footnote to your AUM roll-forward that such amounts are shown on a historical cost basis and the extent to which the related fees are calculated on a historical cost basis.

The Company will provide a notation to its AUM roll-forward that such amounts are shown on a historical cost basis, and that its asset management fee is calculated on a historical cost basis.

•	We note your disclosure on page 20 that “To the extent (y)our future investment performance is perceived to be poor in either relative or absolute terms, the revenues and profitability of (y)our asset management business will likely be reduced and (y)our ability to grow existing funds and raise new funds in the future will likely be impaired.” Given the relationship between market values of AUM and your revenues and profitability, consider supplementing the information in your historical cost rollforward with a fair value rollforward.

The Company submits that the investment performance of assets under its management will mainly impact its performance-based income. There will be no direct impact on the asset management fee, as the asset management fee is based on the historical cost of assets. Performance-based income of our secondary market funds of funds is generally recognized on a quarterly or semi-annual basis based on the change of net asset value. Performance-based income of our real estate funds, real estate funds of funds and private equity funds of funds is not determinable until fund liquidation. Accordingly, we do not accrue performance-based income for our real estate funds, real estate funds of funds and private equity funds of funds based on net asset value before fund liquidation. Due to the above analysis and reason, we believe that the disclosure of historical cost roll forward of AUM will be meaningful to readers of our filings.

•	Clearly explain in detail how you (and your customers) monitor and consider market values of these funds for risk and trend analyses over time. To the extent you choose not to monitor the risk of market appreciation or depreciation over time, revise the appropriate sections of your document to state this fact and describe the risks posed.

November 4, 2015

The Company submits that it has professional teams specializing in providing post-investment services for each of the investment categories in which it invests, including real estate, private equity, secondary market, and other fixed income funds. The professional teams monitor the status of the funds under management on a continuous basis, including the fair market value of the funds. Fair market values of funds of secondary market funds are assessed and made available to its investors on a weekly basis. Fair market values of real estate funds, funds of real estate funds, funds of private equity funds and other funds of fixed income funds are assessed on a quarterly basis, based on information obtained primarily through surveys of the underlying funds or investments, management accounts and audited financial statements (to the extent available) of the funds, recent equity transactions or transfers, and other available market data. The Company communicates with its customers on a quarterly basis or more frequently as needed, regarding the status of the investments, including but not limited to whether indicators of impairment and project potential risks are present. Fair market values are formally communicated with the Company’s customers on an annual basis in annual investor meetings for each fund.

*        *        *

If you have any questions regarding this submission, please contact our compliance counsel, Mr. Alan Seem of Shearman & Sterling LLP, at +1-650-838-3753 or aseem@shearman.com or contact me, the Chief Financial Officer of the Company, at ching.tao@noahwm.com.

Very truly yours,

/s/ Ching Tao

Ching Tao

Enclosures

cc:	Jingbo Wang, Co-founder, Chairman and Chief Executive Officer, Noah Holdings Limited

Alan Seem, Shearman & Sterling LLP

Grant Pan, Deloitte Touche Tohmatsu Certified Public Accountants LLP